LATHAM & WATKINS LLF	Sears Tower, Suite 5800 233 S. Wacker Dr. Chicago, Illinois 60606 Tel: (312) 876-7700 Fax: (312) 993-9767 www.lw.com
April 21, 2005	FIRM / AFFILIATE OFFICES
Ms. Johanna Vega Losert Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549	Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
File No. 026155-0026
    Re:
    Accuride Corporation
    Registration Statement on Form S-1
    File No. 333-121944

Dear Ms. Losert:

        In connection with the offering (the "Offering") by Accuride Corporation (the "Company") pursuant to the above-mentioned Registration Statement, we are counsel to the Company.

        The underwriters have informed us that due to present market conditions, it would be advisable to make the following changes: reduce the proposed pricing range of the Offering from $17.00 to $19.00 per share, as stated in the previously circulated preliminary prospectus, to $10.00 to $12.00 per share; increase the number of shares offered by the Company from 5,560,000 to 10,000,000; and eliminate sales by the selling stockholders. In addition, the fifteen percent over-allotment option would be granted by the Company.

        The Company has informed us that based on an assumed initial public offering price of $11.00 per share, the primary effect of such changes would be to increase the net proceeds of the Offering to the Company by approximately $9.2 million. As a result, the amount of indebtedness to be retired from the proceeds of the Offering would be increased from approximately $90.1 million to approximately $99.3 million. The impact of such changes on the Company's 2004 pro forma net income would be an increase from $24,203,000 to $24,470,000; pro forma diluted earnings per share would be reduced from $.83 to $.73. The impact on the Company's 2004 pro forma balance sheet would be a reduction in long term debt from $757,525,000 to $748,275,000 and an increase in stockholders equity from $115,816,000 to $125,027,000. In addition, because the Offering would price below $13.39 per share, none of the 1,142,495 contingent shares would be issuable to the former TTI stockholders. The impact of the change on dilution per share to new investors would be a reduction from $31.86 to $22.75. The Company has advised us that such changes would not materially adversely change the information contained in the prospectus or the Company's business. The underwriters have advised us that a proposed offering size of 10,000,000 shares would provide sufficient liquidity in the public trading market for the Company's common stock, constituting nearly one-third of the Company's outstanding shares.

        Based upon the foregoing, we are of the opinion that the proposed reduction in offering price and reduction in the size of the offering does not require recirculation of the preliminary prospectus under Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, or Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

        Simpson Thacher & Bartlett LLP, counsel to the underwriters of the Offering, have informed us that they concur with our opinion that recirculation of the preliminary prospectus is not required.

        We have been advised by the underwriters that they will contact their accounts and discuss with them the reduced Offering price and reduction in the size of the Offering prior to the confirmation of purchase orders. We have been further advised by the underwriters that all confirmations of purchase orders by the underwriters will be accompanied by a final prospectus that has been amended to reflect the price and size of the Offering.

        If you have any questions or comments concerning the foregoing, please do not hesitate to call the undersigned at (312) 876-7680.

Very truly yours,
/s/ Christopher D. Lueking Christopher D. Lueking of LATHAM & WATKINS LLP
cc:	John J. Huber, Esq. David K. Armstrong, Esq. Risë B. Norman, Esq.